SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Senseonics Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

81727U105
(CUSIP Number)

March 23, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81727U105	13G	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [X1]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,099,436 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 6,099,436 (See Items 2 and 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,099,436 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON* PN

 1 This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 81727U105	13G	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [X] See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,099,436 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 6,099,436 (See Items 2 and 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,099,436 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 81727U105	13G	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [X] See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,099,436 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 6,099,436 (See Items 2 and 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,099,436 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 81727U105	13G	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [X] See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,099,436 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 6,099,436 (See Items 2 and 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,099,436 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 81727U105	13G	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [X] See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,099,436 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 6,099,436 (See Items 2 and 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,099,436 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 81727U105	13G	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [X] See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,099,436 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 6,099,436 (See Items 2 and 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,099,436 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 81727U105	13G	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [X] See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,099,436 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 6,099,436 (See Items 2 and 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,099,436 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 81727U105	13G	Page 9 of 14 Pages

Item 1.

(a)	Name of Issuer

Senseonics Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

20451 Seneca Meadow Parkway
Germantown, MD 20876

Item 2.

(a)	Name of Person Filing

HealthCare Ventures VI, L.P. (“HCVVI”)
HealthCare Partners VI, L.P. (“HCPVI”)
James H. Cavanaugh, Ph.D. (“Cavanaugh”)
Christopher Mirabelli, Ph.D. (“Mirabelli”)
Harold R. Werner (“Werner”)
John W. Littlechild (“Littlechild”)
Augustine Lawlor (“Lawlor”)

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them. 2

(b)	Address of Principal Business Office or, if none, Residence

The business address for HCVVI, HCPVI, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor is 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts 02141.

(c)	Citizenship

HCVVI and HCPVI are limited partnerships organized under the laws of the State of Delaware. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, and Lawlor are each United States citizens.

2           Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are the General Partners of HCP VI which is the General Partner of HCVVI, the record holder of the securities.

CUSIP No. 81727U105	13G	Page 10 of 14 Pages

(d)	Title of Class of Securities

Common Stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number

81727U105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:	NOT APPLICABLE.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of March 23, 2016: HCVVI beneficially owns 6,099,436 shares of Common Stock, consisting of (i) 5,506,773 shares of Common stock, and (ii) warrants to purchase 592,663 shares of Common Stock.  HCPVI, as the general partner of HCVVI, and each of  Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor, the general partners of HCPVI, may be deemed to indirectly beneficially own the shares of Common Stock and the warrants to purchase Common Stock  owned by HCVVI.

CUSIP No. 81727U105	13G	Page 11 of 14 Pages

(b)	Percent of class:

Based on (i) 91,560,061 shares of Common Stock outstanding as reported in the Issuer’s prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on March 18, 2016 and (ii) 592,663 shares of common stock underlying immediately exercisable Warrants held by HCVVI, the 6,099,436 shares of  Common Stock beneficially owned by HCVVI (and which may be deemed beneficially owned by HCPVI, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor) constituted 6.6% of the shares outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote – Not Applicable.

(ii)	Shared power to vote or to direct the vote –

HCVVI, HCPVI, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote or direct the vote of those shares owned by HCVVI.

(iii)	Sole power to dispose or to direct the disposition of – Not Applicable.

(iv)	Shared power to dispose or to direct the disposition of –

HCVVI, HCPVI, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to dispose of or direct the disposition of those shares owned by HCVVI.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 81727U105	13G	Page 12 of 14 Pages

Item 10.	Certification

By signing below, each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 81727U105	13G	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2016	HealthCare Ventures VI, L.P. By: its General Partner, HealthCare Partners VI, L.P. /s/ Jeffrey Steinberg By: _________________________________________ Jeffrey Steinberg, Administrative Officer
March 28, 2016	HealthCare Partners VI, L.P. /s/ Jeffrey Steinberg By: ________________________________________ Jeffrey Steinberg, Administrative Officer
March 28, 2016	/s/Jeffery Steinberg, Attorney-in-Fact James H. Cavanaugh, Ph.D.
March 28, 2016	/s/Jeffrey Steinberg, Attorney-in-Fact Christopher Mirabelli, Ph.D.
March 28, 2016	/s/Jeffrey Steinberg, Attorney-in-Fact Harold R. Werner
March 28, 2016	/s/Jeffrey Steinberg, Attorney-in-Fact John W. Littlechild
March 28, 2016	/s/Jeffrey Steinberg, Attorney-in-Fact Augustine Lawlor

CUSIP No. 81727U105	13G	Page 14 of 14 Pages

EXHIBIT A
AGREEMENT
JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Senseonics Holdings, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

March 28, 2016	HealthCare Ventures VI, L.P. By: its General Partner, HealthCare Partners VI, L.P. /s/ Jeffrey Steinberg By: _________________________________________ Jeffrey Steinberg, Administrative Officer
March 28, 2016	HealthCare Partners VI, L.P. /s/ Jeffrey Steinberg By: _______________________________________ Jeffrey Steinberg, Administrative Officer
March 28, 2016	/s/Jeffery Steinberg, Attorney-in-Fact James H. Cavanaugh, Ph.D.
March 28, 2016	/s/Jeffrey Steinberg, Attorney-in-Fact Christopher Mirabelli, Ph.D.
March 28, 2016	/s/Jeffrey Steinberg, Attorney-in-Fact Harold R. Werner
March 28, 2016	/s/Jeffrey Steinberg, Attorney-in-Fact John W. Littlechild
March 28, 2016	/s/Jeffrey Steinberg, Attorney-in-Fact Augustine Lawlor